CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED
2007 MAR 12 A 10:27

Our Ref: CSA/CPA6/5(e)

1st March 2007

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07021704

SUPPL

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

David Fu
Company Secretary

FL/wc
Encl.

c.c.: Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

Dlw 3/12

CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Announcement

Continuing Connected Transaction

On 28th February 2007, the Company and DHL entered into the Amendment to extend the Agreements for a term of up to 9 months expiring on or before 31st December 2007 in order to continue to provide the Services in respect of the carriage of DHL's air express materials between Hong Kong and Beijing. As DHL is a connected person of the Company, the amendment of the Agreements constitute continuing connected transactions under Rule 14A.14 of the Listing Rules requiring compliance with the reporting and announcement requirements under Rules 14A.45-47.

Agreements: Cargo Capacity (Network Block Space) Agreement and Network Cargo Joint Sales Agreement both dated 6th December 1999, as amended subsequently and by the Amendment dated 28th February 2007.

Parties:
(a) the Company
(b) DHL

Particulars

Pursuant to the BSA, the Company provided the Services for the carriage of DHL's air express materials between Hong Kong and Asian destinations. Pursuant to the JSA, the Company acts as the agent for DHL to sell space reserved under the BSA surplus to DHL's requirements, for which the Company is paid a commission by DHL. The Agreements, as subsequently amended, will expire on 24th March 2007.

Pursuant to the Amendment, the Agreements are extended for a term of up to 9 months expiring on or before 31st December 2007 in order to continue to provide the Services in respect of the carriage of DHL's air express materials between Hong Kong and Beijing.

Payment is made in cash by DHL to the Company against invoice presented at the end of each two-week period within 21 days from the date of the invoice. On the basis of the prices negotiated at an arm's length with DHL in respect of the capacity to be provided for the Services, the Directors estimate that the annual cap of the Agreements, as amended from time to time, excluding fuel or other direct operating costs which may be agreed to be reimbursed separately by DHL will not exceed

HK$600 million for the year ending 31st December 2007. In determining the annual cap, consideration has been given to the value of the Services provided by the Company to DHL totalling HK$385 million for the year ended 31st December 2006.

Reasons for, and benefits of, the Agreements
The provision of air cargo capacity to DHL is part of the normal commercial activity of the Company in the ordinary and normal course of its business that makes substantial contribution to the Company's revenue and profitability. It is normal for destinations to be added or deleted in accordance with market conditions.

Connection between the parties
DHL is a connected person of the Company because of its 40% attributable interest in the Company's subsidiary AHK Air Hong Kong Limited.

Compliance with Listing Rules
It is expected that the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the Agreements will, on an annual basis, be more than 0.1% but less than 2.5%.

The amendment of the Agreements constitute continuing connected transactions under the Listing Rules requiring compliance with the reporting and announcement requirements under Rules 14A.45-47.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules if the annual cap is exceeded, when the Agreements are renewed after 31st December 2007 and when there is a material change to their terms.

Opinion of the Directors
The Directors, including the independent non-executive Directors, consider that the terms of the Agreements, as subsequently amended, are fair and reasonable and in the interests of the Company and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to DHL than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of the Company.

Directors
As at the date of this announcement, the Directors of the Company are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Augustus Tang and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung

Chee Chen.

Definitions

"Agreements"	The BSA and the JSA.
"Amendment"	The Amendment Agreement dated 28th February 2007 between the Company and DHL for extending the term of the Agreements up to 31st December 2007.
"BSA"	The Cargo Capacity (Network Block Space) Agreement dated 6th December 1999 between the Company and DHL, as subsequently amended.
"Company"	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
"DHL"	DHL International GmbH (formerly DHL International Limited), the principal activity of which is the provision of international express distribution services.
"JSA"	The Network Cargo Joint Sales Agreement dated 6th December 1999 between the Company and DHL, as subsequently amended.
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
"Services"	The provision by the Company of cargo capacity for the carriage of DHL's air express materials.

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 28th February 2007

Please refer to the published version of this announcement in The Standard.

END